June 27, 2006

United States
Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549
Mail Stop 4561

Attn:  Steven Jacobs, Accounting Branch Chief

RE:  Holobeam, Inc.
      Form 10-K for the year ended September 30, 2005
      Form 10-Q for the quarter ended December 31, 2005
      File No. 0-03385

Dear Mr. Jacobs:


The following is the company's response to your letter dated
June 7, 2006 regarding Form 10-K for the year ended
September 30, 2005 and for Form 10-Q for the quarter ended
December 31, 2005:


Form 10-K for the year ended September 30, 2005
-----------------------------------------------

Financial Statements
--------------------

Independent Accountant's Report, page 26
----------------------------------------

Comment 1. We have read your response to prior comment 1.
Please note that your accountant's report is not in compliance with Rule 2-02 of Regulation S-X. We reissue prior comment 1.

Response:

The restatement adjustments as reflected in form 10-K/A for the year ended September 30, 2005 will be updated at the time the successor auditor performs their audit for the year ending September 30, 2006. We understand that this will be on file until such time that we issue a new accountant's report.

Note 2-Income taxes, page 35
----------------------------

Comment 2. We have read your response to prior comment 2 and note that the "other" category is an under accrual of income taxes for 2005 representing 9% of pretax income. Please quantify the under accrual and provide us with a SAB 99 materiality analysis to determine that a correction is not required.

Mr. Steven Jacobs
Page Two
June 27, 2006


Response:

The under accrual of income taxes for 2005 represents a misstatement of less than 3% of rental income. This amount was deemed immaterial, not only based upon the threshold level, but also on other numerous circumstances as noted in SAB 99, including but not limited to the following; 1) the misstatement does not mask a change in earnings, 2) the misstatement does not result in a significant market movement of the company's share price, 3) management is not managing earnings and 4) this was not an immaterial intentional misstatement.

Item 9A-Controls and Procedures, Page 48
----------------------------------------

Comment 3. We have read your response to prior comment 3 and note that your President and Treasure concluded that your internal control over financial reporting as of September
30, 2005 is sufficient to meet the state objectives.

Response:

To further clarify our letter of May 31, 2006, management, including the President and Treasurer carried out an evaluation of the effectiveness of the design and operation of the Registrant's disclosure controls and procedures and that the officers' conclusions regarding the effectiveness of our disclosure controls and procedures are effective at September 30, 2005, and that the officers' conclusions will be revised in future filings.


















Mr. Steven Jacobs
Page Four
June 27, 2006


We the company hereby acknowledges that:

* The company is responsible for the adequacy and accuracy of the disclosure in the filings;

* Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* The company may not assert comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.







SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this correspondence to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:  June 27, 2006

                  Holobeam, Inc.

                        /s/ Melvin S. Cook
       			-------------------------
                        Melvin S. Cook
       			President and Chairman of the Board